As filed with the Securities and Exchange Commission on March 18, 1999
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ----------
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  ----------
                              VIRBAC CORPORATION
                             (Name of the Issuer)

                              VIRBAC CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                    927649
                     (CUSIP Number of Class of Securities)

                                BRIAN A. CROOK
                              VIRBAC CORPORATION
                            3200 Meacham Boulevard
                           Fort Worth, Texas  76137
                                (816) 831-5030
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

                             STEPHEN L. FLUCKIGER
                          JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                               2001 ROSS AVENUE
                             DALLAS, TEXAS  75201
                                (214) 220-3939
                        (Agent for Service of Process)

                                March 18, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)
                                  ----------
                                  CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
$3,000,000                                                                 $600
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,000,000 shares at the maximum tender offer price of $3.00 per share.

[ ] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:      N/A
       Form or Registration No.:    N/A
       Filing Party:                N/A
       Date Filed:                  N/A

================================================================================

ITEM 1.      SECURITY AND ISSUER.

(a) The issuer of the securities to which this Schedule 13E-4 relates is Virbac Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 3200 Meacham Boulevard, Fort Worth, Texas 76137.

(b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share (the "Shares"), 21,968,197 of which Shares were outstanding as of March 17, 1999, at a price of $3.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
     (a)(1) and (a)(2), respectively, and incorporated herein by reference. Employees, officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The information set forth in "Introduction", Section 1, "Number of Shares;
     Proration" and Section 11 "Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Introduction" and Section 6, "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

(d)  Not applicable.

ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 10, "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(j) The information set forth in "Introduction," Section 7, "Effect of the Offer on the Market for Shares," Section 8, "Background and Purpose of the Offer," Section 10, "Source and Amount of Funds," and Section 11, "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

The information  set forth in Section 8,  "Background and Purpose of the Offer,"
Section 9, "Certain Information Concerning AGNU and Virbac," and Section 11, "Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "Introduction," Section 10, "Source and Amount of Funds," Section 8, "Background and Purpose of the Offer," and Section 11, "Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.      PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

The information set forth in "Introduction" and Section 15, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

(a)-(b) The information set forth in Section 9, "Certain Information Concerning AGNU and Virbac" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.      ADDITIONAL INFORMATION.

(a)  Not applicable.

(b) The information set forth in Section 14, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 7, "Effect of the Offer on the Market for Shares" of the Offer to Purchase is incorporated herein by reference.

(d)  Not applicable.

(e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Form of Offer to Purchase, dated March 18, 1999.

(a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)  Not applicable.

(c) Stockholders' Agreement dated February 8, 1998.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.


                                            SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


Date: March 18, 1999                        VIRBAC CORPORATION


                                            By:/s/ Brian A. Crook
                                                 Brian A. Crook
                                                 President

                                                                 Exhibit (a)(1)



                               VIRBAC CORPORATION
                     (Formerly Agri-Nutrition Group Limited)
                           Offer to Purchase for Cash
                   Up to 1,000,000 Shares of its Common Stock



       THE  OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
           NEW YORK CITY TIME, ON MONDAY, APRIL 19, 1999, UNLESS
                            THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------


             Virbac Corporation, a Delaware corporation (formerly Agri-Nutrition Group Limited) (the "Company"), invites its stockholders ("Stockholders") to tender shares of its Common Stock, par value $0.01 per share (the "Shares"), at $3.00 per Share (the "Purchase Price") upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will purchase up to 1,000,000 Shares that are validly tendered and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration, described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares not purchased because of proration will be returned.

             On March 17, 1999, the last full trading day before the commencement of the Offer, the last reported sale price on the Nasdaq National Market was $1.563 per Share. Stockholders are urged to obtain current market quotations for the Shares.



The Offer to Purchase is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 13. If fewer than 1,000,000 Shares are tendered in the Offer, certain stockholders have agreed to tender Shares equal to the difference between 1,000,000 Shares and the amount actually tendered. See Section 11.
--------------------------------------------------------------------------------


             NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

             THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                     The Information Agent for the Offer is:


                    ChaseMellon Shareholder Services, L.L.C.
                              450 West 33rd Street
                            New York, New York  10001


               The date of this Offer to Purchase is March 18, 1999.

                                            IMPORTANT

             Any Stockholder  desiring to tender all or a portion of his, her or its Shares should either (1) complete and sign the appropriate Letter(s) of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in such Letter(s) of Transmittal, mail or deliver such Letter(s) of Transmittal and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary" and the "Information Agent") and either deliver the certificates for those Shares to the Depositary along with such Letter(s) of Transmittal or tender those Shares pursuant to the procedures for book-entry transfer set forth in Section 2 hereof or (2) request its broker, dealer, commercial bank, trust company or other nominee to effect the tender on its behalf. Any Stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the Stockholder desires to tender such Shares.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY TO TENDER. Directors, officers and employees of the Company who own Shares may participate in the Offer on the same basis as the Company's other Stockholders.

             Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

                                           ----------

                                        TABLE OF CONTENTS

                                                                                             Page
INTRODUCTION....................................................................................1

1.     Number of Shares; Proration..............................................................2

2.     Procedure for Tendering Shares...........................................................3

3.     Acceptance for Payment and Payment for Shares............................................5

4.     Withdrawal Rights........................................................................6

5.     Certain Federal Income Tax Consequences of the Offer.....................................7

6.     Price Range of the Shares; Dividends on the Shares......................................10

7.     Effect of the Offer on the Market for Shares............................................10

8.     Background and Purpose of the Offer.....................................................11

9.     Certain Information Concerning AGNU and Virbac..........................................11

10.    Source and Amount of Funds..............................................................22

11.    Interests of Directors and Officers; Transactions and Arrangements Concerning Shares....22

12.    Extension of Tender Period; Termination; Amendments.....................................22

13.    Certain Conditions of the Offer.........................................................23

14.    Certain Legal Matters...................................................................24

15.    Fees and Expenses.......................................................................24

16.    Miscellaneous...........................................................................25


         CERTAIN SECTIONS OF THIS OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, SECTION 7 ENTITLED "EFFECT OF THE OFFER ON THE MARKET FOR SHARES," SECTION 8 ENTITLED "BACKGROUND AND PURPOSE OF THE OFFER" AND SECTION 9 ENTITLED "CERTAIN INFORMATION CONCERNING AGNU AND VIRBAC," CONTAIN CERTAIN "FORWARD LOOKING STATEMENTS" AS SUCH TERM IS USED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY'S PERFORMANCE MAY BE AFFECTED BY MANY UNCERTAINTIES THAT EXIST IN THE COMPANY'S OPERATIONS AND BUSINESS ENVIRONMENT THAT MAY CAUSE ACTUAL PERFORMANCE TO DIFFER MATERIALLY FROM PERFORMANCE SUGGESTED BY ANY FORWARD LOOKING STATEMENTS.

To the Holders of Shares of Common Stock of Virbac Corporation:

                               INTRODUCTION

         On October 16, 1998, Agri-Nutrition Group Limited ("AGNU"), the predecessor to the Company, entered into an Agreement and Plan of Merger ("Merger Agreement") with Virbac S.A., a French corporation ("VBSA"), Virbac, Inc., a Delaware corporation and indirect subsidiary of VBSA ("Virbac"), and, by an Addendum dated January 18, 1999, Interlab S.A.S., a French corporation that is a wholly owned subsidiary of VBSA and the parent of Virbac ("Interlab"). Pursuant to the Merger Agreement Virbac received a $15.7 million cash infusion ("Cash Infusion") from VBSA through Interlab. Thereafter, Virbac was merged ("Merger") with and into AGNU, with AGNU being the surviving entity and Interlab its controlling stockholder, and AGNU issued 12,580,918 shares of its Common Stock (the "VBSA Shares") to Interlab.

         AGNU agreed in the Merger Agreement to make and complete a tender offer to repurchase up to 1,000,000 Shares, except for the VBSA Shares, which Interlab and VBSA agreed not to tender, at a price of $3.00 per share. This Offer is being made in compliance with the foregoing agreement. Accordingly, the Company invites its Stockholders to tender Shares of its Common Stock, at a price, net to the seller in cash, without interest thereon, of $3.00 per Share, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 13. If fewer than 1,000,000 Shares are tendered in the Offer, certain Stockholders have agreed to tender Shares equal to the difference between 1,000,000 Shares and the amount actually tendered. See Section 11.

         If more than 1,000,000 Shares have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares on a pro rata basis from all Stockholders who validly tender Shares. Tendering Stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay the expenses of the Information Agent and the Depositary incurred in connection with the Offer. See Section 15. Any tendering Stockholder or other payee who fails to complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to United States federal income tax backup withholding equal to 31% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. See Section 5.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO , HOW MANY SHARES TO TENDER. Directors, officers and employees of the Company who own Shares may participate in the Offer on the same basis as the Company's other Stockholders.

         Exclusive of the 12,580,918 VBSA Shares, which pursuant to the Merger Agreement will not be tendered in the Offer (see Section 8), the 1,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 11% of the Company's 21,968,197 issued and outstanding Shares as of March 17, 1999.

     THE SHARES ARE TRADED ON THE NASDAQ NATIONAL MARKET ("NNM"). THE SHARES TRADE UNDER THE SYMBOL "VBAC". ON MARCH 17, 1999 THE CLOSING PRICE OF THE SHARES ON THE NNM WAS $1.5653 PER SHARE. SEE SECTION 6. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

         This Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

1.                Number of Shares; Proration

         Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase, at a price of $3.00 per Share, up to 1,000,000 Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date in accordance with Section 4. The later of 5:00 p.m., New York City time, on Monday, April 19, 1999, or the latest time and date to which the Offer is extended pursuant to Section 12, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

         The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See
Section 13. If fewer than 1,000,000 Shares are tendered in the Offer, certain stockholders have agreed to tender Shares equal to the difference between 1,000,000 Shares and the amount actually tendered. See Section 11.

         All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer because of proration will be returned to the tendering Stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         Upon the terms and subject to the conditions of the Offer, if 1,000,000 or fewer Shares have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 1,000,000 Shares have been validly tendered and not withdrawn on or prior to the Expiration Date, the Company will purchase all Shares validly tendered and not withdrawn on or prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares). The Letter of Transmittal affords each tendering Stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

         If proration of tendered Shares is required, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NNM trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent.

         The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 12. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

         Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN STOCKHOLDER, A FORM W-8, WHICH IS OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO A FEDERAL BACKUP WITHHOLDING TAX OF 31% OF THE GROSS PROCEEDS TO BE PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE INSTRUCTIONS 12 AND 13 OF THE LETTER OF TRANSMITTAL.

2.                Procedure for Tendering Shares

         Proper Tender of Shares. For Shares to be validly tendered pursuant to the Offer, either (i) the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) certificates representing tendered Shares must be received by the Depositary at any one of those addresses prior to the Expiration Date or
(b) the Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary on or prior to the Expiration Date or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted. IF ANY OF THE SHARES TENDERED ARE REGISTERED IN DIFFERENT NAMES ON DIFFERENT CERTIFICATES, IT WILL BE NECESSARY TO COMPLETE, SIGN AND SUBMIT AS MANY SEPARATE LETTERS OF TRANSMITTAL AS THERE ARE DIFFERENT REGISTRATIONS OF CERTIFICATES (OR RECEIPTS).

         Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Shares by causing the applicable Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of the Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation." Delivery of the Letter of Transmittal or other documents to a Book-Entry Transfer Facility does not constitute delivery of the Letter of Transmittal or such other documents to the Depositary.

         Signature Guarantees and Method of Delivery. No signature guarantee is required: (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 2, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity (each of the foregoing constituting an "Eligible Institution"), which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

         In all cases, Shares shall not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

     The method of delivery of certificates for Shares, the Letter of Transmittal and any other required documents is at the option and sole risk of the tendering Stockholder and delivery will be deemed made only when actually received by the Depositary. If delivery is made by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

         Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of certificates for (or Book-Entry Confirmation with respect to) the Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees and all other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message).

         Backup Federal Income Tax Withholding. To prevent United States federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer, each tendering Stockholder must provide the Depositary with such Stockholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Foreign Stockholders must submit a properly completed Form W-8 (which may be obtained from the Depositary) in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign Stockholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer. For a discussion of certain federal income tax consequences to tendering Stockholders, see Section 5. Each Stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption. See Instructions 12 and 13 of the Letter of Transmittal.

         Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the stockholder's Share certificates are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

         (a)      the tender is made by or through an Eligible Institution;

         (b) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

         (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

         Company Stock Option Plans. The Company is not offering, as part of the Offer, to purchase any options ("Options") outstanding under the Company's stock option plans (the "Option Plans") and tenders of Options will not be accepted. Holders of Options who wish to participate in the Offer must exercise their Options and purchase Shares of the Company's Common Stock and then tender the Shares pursuant to the Offer, provided that any exercise of an Option and tender of Shares is in accordance with the terms of the Option Plans and the Options. In no event are any Options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an Option cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason.

         Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Shares. The Company also reserves the absolute right to waive or amend any or all of the conditions of the Offer. The Company's interpretation of the terms and conditions of the Offer (including the Letters of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

         Appointment as Proxy. By executing a Letter of Transmittal, a tendering Stockholder irrevocably appoints designees of the Company as his attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Stockholder's rights with respect to the Shares tendered by the Stockholder and purchased by the Company and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts the Shares for payment. Upon acceptance for payment, all prior powers of attorney and proxies given by the Stockholder with respect to the Shares (and any other Shares or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Stockholder. The designees of the Company will be empowered to exercise all voting and other rights of the Stockholder with respect to such Shares (and any other Shares or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Stockholders, or any adjournment or postponement of any such meeting.

         Rule 14e-4 Under the Exchange Act. It is a violation of Rule 14e-4 promulgated under the Exchange Act, for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Stockholder's representations and warranty that (i) such Stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and the Company based upon the terms and subject to the conditions of the Offer. See the covenants, representations and warranties made by a tendering Stockholder to the Company in the Letter of Transmittal.

         The Company reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon the Company's acceptance for payment of the Shares, the Company must be able to exercise full voting and other rights with respect to the Shares, including voting at any meeting of Stockholders then scheduled.

3.                Acceptance for Payment and Payment for Shares

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment (and thereby purchase) and pay for Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date, as soon as practicable after the later of the following dates: (i) the Expiration Date and (ii) the date of satisfaction or waiver of all the conditions to the Offer set forth in this Offer to Purchase. Subject to the applicable rules of the Securities and Exchange Commission ("Commission"), the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law, government regulation or condition contained therein. See Sections 13 and 14.

         In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation, as defined in Section 2, with respect to the Shares), (ii) the appropriate Letter(s) of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) all other documents required by the Letter of Transmittal. See Section 2.

         The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as defined in Section 2) to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that (i) such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, (ii) such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal, and
(iii) the Company may enforce such agreement against such participant.

         For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) tendered Shares as, if, and when the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering Stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering Stockholders whose Shares shall have been accepted for payment. If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Company is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Company's rights under Section 13, the Depositary may, nevertheless, on behalf of the Company, retain the tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest accrue on the consideration to be paid for the Shares by the Company, regardless of any delay in making such payment.

         If any tendered Shares are not purchased for any reason or if certificates are submitted for more Shares than are tendered, certificates for the Shares not purchased or tendered will be returned pursuant to the instructions of the tendering Stockholder without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 2, the Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

4.                Withdrawal Rights

         Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn at any time after Monday, April 19, 1999. If the Company extends the Offer, is delayed in its purchase of or payment for Shares, or is unable to purchase or pay for Shares for any reason then, without prejudice to the rights of the Company, tendered Shares may be retained by the Depositary on behalf of the Company and may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this
Section 4.

         The reservation by the Company of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Company to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary then, prior to the release of the certificates, the tendering Stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 2, the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. No withdrawal of Shares will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

         Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 2 above.

5.                Certain Federal Income Tax Consequences of the Offer

         General. The following is a discussion of the material United States federal income tax consequences to Stockholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular Stockholder in light of the Stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or Stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular Stockholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

         EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT STOCKHOLDER TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

         Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of Shares by a Stockholder to the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a Stockholder may vary depending upon the Stockholder's particular facts and circumstances. Under
Section 302 of the Code, the surrender of Shares by a Stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering Stockholder) if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the Stockholder, (ii) results in a "complete redemption" of the Stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the Stockholder (each as described below).

         If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering Stockholder will recognize gain or loss equal to the difference between the amount of cash received by the Stockholder and the Stockholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

         If  none  of  the  above  three  tests  is  satisfied,   the  tendering
Stockholder will be treated as having received a distribution by the Company with respect to the Stockholder's Shares in an amount equal to the cash received by the Stockholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the Stockholder's tax basis in the Shares, and then as gain from the sale or exchange of the Shares. The tendering Stockholder's basis in the Shares surrendered pursuant to the Offer generally will be added to the Stockholder's basis in his or her remaining Shares, if any.

         Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, Stockholders must take into account not only the Shares that are actually owned by the Stockholder, but also Shares that are constructively owned by the Stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a Stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares that the Stockholder has the right to acquire by exercise of an option or by conversion.

         Proration. Contemporaneous dispositions or acquisitions of Shares by a Stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each Stockholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a Stockholder are tendered pursuant to the Offer, fewer than all of these Shares may be purchased by the Company. Thus, proration may affect whether the surrender by a Stockholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code.

         Section 302 Tests. The receipt of cash by a Stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares in the Company actually and constructively owned by the Stockholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the Stockholder immediately before the sale of Shares pursuant to the Offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

         The receipt of cash by a Stockholder will be a "complete redemption" if either (i) the Stockholder owns no Shares in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the Stockholder actually owns no Shares in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to Shares constructively owned by the Stockholder immediately after the Offer, the Stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code.

         Even if the receipt of cash by a Stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a Stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the Stockholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the Stockholder's interest in the Company. Whether the receipt of cash by a Stockholder will be "not essentially equivalent to a dividend" will depend upon the individual Stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority Stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

         Under certain circumstances, it may be possible for a tendering Stockholder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares of the Company that are actually or constructively owned by the

Stockholder but that are not purchased pursuant to the Offer. Correspondingly, a Stockholder may not be able to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares of the Company by the Stockholder or by a related party whose stock is constructively owned by the Stockholder. Stockholders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

         Corporate Stockholder Dividend Treatment. If a sale of Shares by a corporate Stockholder is treated as a dividend, the corporate Stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate Stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate Stockholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

         In addition, amounts received by a corporate Stockholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (i) equals or exceeds 10% of the Stockholder's basis in the Shares (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the Stockholder's adjusted basis in the Shares (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). Accordingly, if applicable, a corporate Stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed), and if such portion exceeds the Stockholder's tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which a sale or disposition of the Shares occurs (which, in certain circumstances, may be the year in which Shares are sold pursuant to the Offer).

         Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year.

         Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Company pursuant to the Offer.

     Backup  Federal  Income  Tax   Withholding.   See  Sections  2  and  3  and
Instructions 12 and 13 of the Letter of Transmittal.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. SEE ALSO THE DISCUSSION IN SECTION 8 FOR OTHER INFORMATION THAT MAY BE RELEVANT IN DETERMINING THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER. NO
INFORMATION IS PROVIDED HEREIN REGARDING THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

6.                Price Range of the Shares; Dividends on the Shares

         The principal trading market for the Company is the Nasdaq National Market ("NNM"), and the Shares trade on the NNM under the symbol "VBAC." The Company has not paid regular cash dividends on the Shares. The following table sets forth, for the periods indicated, the high and low sale prices per Share reported by the NNM Composite Reporting System.


                                                                                                 High           Low
1997:
  First Quarter.........................................................................          $1.63          $1.13
  Second Quarter........................................................................           1.75           1.13
  Third Quarter.........................................................................           1.38           1.06
  Fourth Quarter........................................................................           1.69           1.13

1998:
  First Quarter.........................................................................          $1.50          $1.06
  Second Quarter........................................................................           1.44           1.13
  Third Quarter.........................................................................           1.31           1.00
  Fourth Quarter........................................................................           1.50           0.81

1999:
  First Quarter ........................................................................          $1.38          $1.00
  Period February 1, 1999 through March 17, 1999........................................           1.56           1.12


         On March 17, 1999, the last full trading day before the commencement of the Offer, the last reported sale price on the NNM was $1.563 per Share. Stockholders are urged to obtain current market quotations for the Shares.

7.                Effect of the Offer on the Market for Shares

         The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than the Company. The Company cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Purchase Price. Based upon published guidelines of the NNM, the Company believes that following its purchase of Shares pursuant to the Offer, the Company's remaining Shares will continue to qualify to be quoted on the NNM.

8.                Background and Purpose of the Offer

         On March 5, 1999, the Merger of Virbac into AGNU was consummated. Under the Merger Agreement, the Company agreed that, within 60 days after the effective date of the Merger, it would make and complete a tender offer to repurchase up to 1,000,000 shares of its issued and outstanding Common Stock at a price of $3.00 per share. The Offer is being made by the Company in compliance with this covenant. Following the Offer the repurchased Shares will be held in treasury and Interlab will own 60% of the Company's outstanding Common Stock. VBSA AND INTERLAB AGREED, PURSUANT TO THE TERMS OF THE MERGER AGREEMENT, NOT TO TENDER THE VBSA SHARES IN THE OFFER.

         At the Company's Annual Meeting on March 1, 1999, the Company's Stockholders approved the Merger Agreement and amendments to the Company's Certificate of Incorporation which, among other things, changed the Company's name from Agri-Nutrition Group Limited to Virbac Corporation and increased its authorized shares of Common Stock from 20,000,000 to 38,000,000 shares.

9.                Certain Information Concerning AGNU and Virbac

         The Company is the surviving entity after the Merger of Virbac into AGNU. Set forth below is certain information about the businesses of both AGNU and Virbac prior to the Merger.

         AGNU, a manufacturer and distributer of animal health and pet care products, was organized as a Delaware corporation in 1993. In September 1993, AGNU, through its subsidiary PM Resources, acquired the Health Industries Business of Purina Mills, Inc., which formulates, manufactures and distributes animal health products and, to a lesser extent, home, lawn and garden and other products. In July 1994, AGNU completed an initial public offering, the net proceeds of which were approximately $12.1 million. Effective March 31, 1995, AGNU purchased substantially all of the net assets and business of Zema Corporation , a formulator, manufacturer and supplier of health care and grooming products to the pet industry. Effective August 31, 1995, AGNU purchased substantially all of the net assets and business of St. JON Laboratories, Inc., a developer, manufacturer and marketer of oral hygiene, dermatological and gastrointestinal products for dogs and cats. In September 1997, AGNU purchased substantially all of the net assets and business of Mardel Laboratories, Inc. ("Mardel"). Mardel is a developer, manufacturer and marketer of high quality care products to the pet industry with expertise extending to fresh water and marine fish, birds, dogs, cats, small animals and pond accessories.

         AGNU historically reported certain financial information for two segments ingredients and specialty products. Ingredients consisted of feed products that were purchased or blended by AGNU and distributed for Purina. Specialty products consist of all other products formulated, manufactured and distributed by AGNU to various customers, including Purina. Included in the specialty products segment are sales of private label and branded products for which AGNU manufactures goods using registrations and/or formulas owned by AGNU, and sales of products manufactured under contract for which AGNU manufactures products using the customers' registrations and/or formulas.

         Given the acquisitions of businesses with branded, consumer-targeted products and the continued emphasis on growth of the specialty product segment, the significance of the ingredients segment had decreased in fiscal 1996 and 1997. Management expected this trend to continue in the future. In June 1997, AGNU discontinued the distribution of ingredients to Purina. In July 1997, AGNU distributed all of its remaining ingredients inventories and discontinued
operations in its ingredients segment. This segment is accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations." Accordingly, AGNU has reported the ingredients segment as discontinued operations and the consolidated financial statements have been reclassified to report separately the financial position and operating results of the segment. AGNU's consolidated operating results for the year ended October 31, 1997 have been restated to reflect AGNU's continuing operations related to its specialty products business. There were no activities from discontinued operations in fiscal year 1998.

         On March 5, 1999, AGNU merged with Virbac, which was incorporated as a Delaware corporation on February 10, 1984. In 1987, Virbac purchased Allerderm, Inc. ("Allerderm"), which, at the time, was the world's leading U.S. marketer of veterinary dermatological products. In 1989, Virbac purchased Carson Chemicals in New Castle, Indiana, a manufacturer of pesticide products for use with companion animals. In 1989, Virbac formed Francodex Laboratories, Inc. ("Francodex"), a wholly owned subsidiary, to produce over-the-counter grooming aids and stain and odor removers. Francodex began marketing products in 1991. In January 1994, Virbac acquired A & I Laboratories in Arlington, Texas, the manufacturing company from which Virbac previously purchased most of its dermatologic products. In 1995, in order to combine its manufacturing, marketing and warehousing operations, Virbac completed construction of a manufacturing and laboratory facility, adding 58,000 square-feet to its 60,000 square-foot office and warehouse facility in Fort Worth, Texas. Virbac then relocated its dermatologic products manufacturing from Arlington to the Fort Worth facility.

         Virbac is one of the leading manufacturers of dermatological products for companion animals. Virbac's Allerderm(R) line of products treats a wide range of dermatological problems, including itching and skin and ear infections--the primary reasons for consulting a veterinarian. The Allerderm(R) line of products is specially adapted for the characteristics of dog and cat skin and consists of approximately 30 products.

     Summary Historical and Unaudited Pro Forma Combined Financial Data. Set forth below are summary historical and unaudited pro forma combined financial data and unaudited comparative per share data of AGNU and Virbac excerpted from the Proxy Statement filed with the Commission in connection with the Company's March 1, 1999 Annual Meeting of Stockholders ("Proxy Statement"). Such Proxy Statement and other documents are available for inspection and copies are obtainable in the manner set forth below under "Additional Available Information." The summary historical financial data and unaudited historical comparative per share data are based upon the respective historical financial statements of AGNU and Virbac, including the notes thereto, included in the Proxy Statement, and should be read in conjunction therewith. The summary unaudited pro forma combined financial data and the unaudited pro forma comparative per share data are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have been reported had the Merger been in effect during the periods presented or that may be reported in the future. The summary unaudited pro forma combined financial data should be read in conjunction with the unaudited pro forma combined financial data, including the notes thereto, appearing in the Proxy Statement.

                                  Agri-Nutrition Group Limited
                                     Summary Financial Data


                                                                               Year Ended October 31
                                                            -----------------------------------------------------------
                                                                   1996                1997                1998
                                                            -------------------  ------------------   -----------------
Statement of Operations:
Net Sales..................................................    $28,661,307         $ 31,051,537        $  32,944,020
Operating income (loss) from continuing
     operations............................................         47,399              978,481              (42,894)
Income (loss) from continuing operations...................       (241,320)             118,671             (662,832)
Income from discontinued operations........................        113,900               14,659                 -

Net income (loss)..........................................       (127,420)             133,330             (662,832)
Basic earnings (loss) per share:
     Continuing operations.................................          (0.03)                0.01                 (.07)
     Discontinued operations...............................           0.01                  -                   -
     Net income............................................          (0.02)                0.01                 (.07)
Diluted earnings (loss) per share:
     Continuing operations.................................          (0.03)                0.01                 (.07)
     Discontinued operations...............................           0.01                  -                   -
     Net income............................................          (0.02)                0.01                 (.07)
Weighted average number of shares outstanding:
     Basic.................................................      8,397,686            8,483,897            9,309,184
     Diluted...............................................      8,397,686            8,699,914            9,309,184


                                                                                                        October 31,
                                                                                                           1998
                                                                                                       --------------
Balance Sheet Data:
     Cash..........................................................................................    $       97,971
     Working capital...............................................................................         9,263,115
     Total assets..................................................................................        28,042,588
     Current portion of long-term debt.............................................................         1,209,912
     Long-term debt................................................................................         9,114,226
     Stockholders' equity..........................................................................        14,884,813

                                          Virbac, Inc.
                                     Summary Financial Data


                                                                                 Year Ended December 31
                                                            ---------------------------------------------------------
                                                                   1996                1997                1998
                                                            -------------------   ---------------   -----------------
Statement of Operations:
Net revenues...............................................    $17,493,683         $16,235,284         $15,051,090

Loss from operations.......................................       (889,354)           (730,820)         (1,238,523)

Net loss...................................................     (1,387,248)         (1,255,207)         (1,821,386)

Net loss per common and common
      equivalent share.....................................           (.17)               (.15)               (.22)

Weighted average number of common and
     common equivalent shares outstanding..................      8,386,445           8,399,810           8,399,810


                                                                                                       December 31,
                                                                                                           1998
                                                                                                       -------------
Balance Sheet Data:
     Cash..........................................................................................   $     412,378
     Working capital...............................................................................        (854,656)
     Total assets..................................................................................      12,680,651
     Current portion of long-term debt/advance
          from Parent..............................................................................       5,200,000
     Long-term debt (less current maturities)......................................................       4,000,000
     Stockholders' equity..........................................................................       1,890,700

                          Agri-Nutrition Group Limited and Virbac, Inc.
                       Summary Unaudited Pro Forma Combined Financial Data


                                                                                                     Year Ended
                                                                                                    December 31,
                                                                                                        1998
                                                                                                    -------------
Statement of Operations:
     Net Sales..................................................................................   $    47,995,110
     Operating loss.............................................................................        (1,197,295)
     Loss from continuing operations............................................................        (1,687,928)

Loss from continuing operations per share:
     Basic......................................................................................              (.08)
     Diluted ...................................................................................              (.08)

Weighted average shares outstanding:
     Basic......................................................................................        20,890,103
     Diluted....................................................................................        20,890,103

                                                                                                    December 31,
                                                                                                        1998
                                                                                                    --------------
Balance Sheet Data:
     Cash.......................................................................................   $        97,971
     Working capital............................................................................        11,742,564
     Total assets...............................................................................        38,078,013
     Current portion of long-term debt..........................................................         1,209,912
     Long-term debt.............................................................................         5,414,226
     Stockholders' equity.......................................................................        26,236,287


                              Unaudited Comparative Per Share Data


                                                                                                            Virbac
                                                                                          AGNU            Equivalent
                                                                                        Pro Forma          Pro Forma
                                                    AGNU              Virbac            Combined           Combined
                                                  ---------        ----------          -----------      -------------
Diluted loss per share:
     Year ended December 31, 1998...........      $(.07)(1)         $(0.22)            $(0.08)            $(0.12)(2)
Dividends per share.........................         -                  -                  -                  -
Book value per share as of:
     December 31, 1998......................       1.59 (1)            .23               1.19               1.79 (2)

-------------------
(1)  Amounts are as of and for the fiscal year ended October 31, 1998.
(2) Amounts reflect AGNU Pro Forma Combined amounts multiplied by the 1.5 exchange ratio.

                                  Agri-Nutrition Group Limited
                               Ratio of Earnings to Fixed Charges


                                                                                                      Pro Forma
                                                                                                      Year Ended
                                                                Fiscal Year Ended October 31,        December 31,
                                                                   1997                1998            1998 (1)
                                                                ---------         ------------      -------------
Pre-Tax Income (Loss) From
Continuing Operations                                           $ 192,999         $ (1,077,775)     $  (1,687,928)
                                                                ---------         ------------      -------------

Fixed Charges:
---------------------------------------------------------
Interest Expense                                                  638,599              787,727            473,227
Operating Rentals (2)                                             134,000              146,000            159,000
                                                                ---------         ------------      -------------
Fixed Charges                                                     772,599              933,727            632,227
                                                                ---------         ------------      -------------

Earnings Adjusted for Fixed Charges                             $ 965,598         $   (144,048)     $  (1,055,701)
                                                                =========         ============      =============

Ratio of Earnings to Fixed Charges                                   1.25                (3)                (4)


(1) Amounts are pro forma for the effects of the Merger, the Cash Infusion and the Offer as described in the Agri-Nutrition Proxy Statement.

(2)  Amounts are based on one-third of rentals under operating leases.

(3) As a result of the loss incurred in the fiscal year ended October 31, 1998, the Company was unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $1,077,775 in fiscal year 1998.

(4) As a result of the pro forma loss incurred in the year ended December 31, 1998, the Company was unable to fully cover the indicated fixed charges. Pro forma earnings did not cover fixed charges by $1,687,928 in 1998.

               Post-Merger Unaudited Pro Forma Financial Data

         The following unaudited pro forma financial information should be evaluated in conjunction with the historical financial statements and other information regarding the Company contained in the Proxy Statement. In light of the foregoing factors, holders of Shares are cautioned not to place undue or significant reliance thereon.

         The following Unaudited Pro Forma Condensed Combined Balance sheet has been prepared based on the historical balance sheets of AGNU as of October 31, 1998 and Virbac as of December 31, 1998, as adjusted to reflect the effects of the Merger, the Cash Infusion and the Offer (the "Pro Forma Transactions") as if they had occurred on December 31, 1998. The Unaudited Pro Forma Combined Statement of Operations has been prepared based on the historical fiscal 1998 statements of operations of AGNU and Virbac, adjusted to reflect the Pro Forma Transactions as if they had occurred on January 1, 1998. For purposes of the pro formas, the Pro Forma Transactions were assumed to consist of the following: (i) immediately prior to the Merger, Virbac receives a $15.7 million Cash Infusion from VBSA; (ii) AGNU acquires 100% of Virbac's common stock in exchange for 12,580,919 newly issued shares of the Company's Common Stock; and (iii) the Company uses $3.0 million of the Cash Infusion in order to effect the Offer. The remainder of the Cash Infusion will be used to pay approximately $0.2 million of Virbac's expenses related to the Merger, to reduce Virbac's pre-Merger debt to not more than the amount of pre-Merger cash on Virbac's balance sheet and to provide approximately $3.7 million for working capital requirements. Because VBSA received 60% of the voting equity of the Company, Virbac is considered the acquiror for financial statement purposes. Accordingly, the Merger will be accounted for as a reverse purchase of the Company by Virbac using the purchase method. The Pro Forma Transactions are described in further detail in the Proxy Statement.

         If during the period ending on the second anniversary of the Merger, the closing sale price of the Company's Common Stock has not reached $3.00 per share for 40 consecutive trading days, the Company will conduct a second tender offer, the Contingent Tender Offer, by publicly offering to repurchase up to 1,395,000 of the Company's outstanding Common Stock at $3.00 per share. The repurchase of shares will be accounted for as a purchase of treasury shares. The Contingent Tender Offer will be funded through VBSA's purchase of 1,395,000 newly issued shares at $3.00 per share. The purchase of shares by VBSA will be accounted for by the Company as the issuance of additional shares at $3.00 per share. The Company's results of operations, net cash flows, and financial position/stockholders' equity will not be affected by the Contingent Tender Offer and the issuance of new shares to VBSA, as the two transactions are dependent on and offset each other.

         The Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations do not purport to represent (i) the actual financial position or results of operations, had the Pro Forma Transactions occurred on the dates assumed, or (ii) the financial position or results of operations to be expected in the future. They do not reflect any estimate of cost savings or other efficiencies that may be achieved from the integration of AGNU and Virbac. Management believes that the assumptions used in preparing the Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations provide a reasonable basis for presenting all of the significant effects of the Pro Forma Transactions, that the pro forma adjustments give appropriate effect to those assumptions, and that the pro forma adjustments are properly applied in the Unaudited Pro Forma Combined Condensed Balance Sheet and Statement of Operations.

         The Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations and the accompanying notes should be read in conjunction with the historical financial statements of AGNU and Virbac, including the notes thereto, and the other financial information pertaining to AGNU and Virbac, including the information set forth under "Selected Financial Data of AGNU," "AGNU
Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data of Virbac" and "Virbac Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Proxy Statement.

        Unaudited Pro Forma Condensed Combined Balance Sheet Data

                                                                           Virbac
                                                       AGNU             December 31,         Pro Forma            Pro Forma
                                                 October 31, 1998           1998            Adjustments            Combined
                                                 ----------------     --------------   ---------------------    -------------
Assets
Cash..........................................    $      97,971         $   412,378       $ 15,693,622    (a)   $      97,971
                                                                                           (12,900,000)   (a)
                                                                                            (3,000,000)   (e)
                                                                                              (206,000)   (a)
Accounts receivable, net......................        4,812,842           1,321,573                                 6,134,415
Inventories...................................        7,150,042           3,355,504                                10,505,546
Prepaid expenses..............................        1,245,809             845,840           (659,517)   (b)       1,432,132
                                                  -------------         -----------       ------------          -------------
                                                     13,306,664           5,935,295         (1,071,895)            18,170,064

Property, plant and equipment, net............        5,520,798           4,904,520          4,300,000    (b)      14,725,318
Goodwill/intangible...........................        8,745,753           1,804,885         (7,930,705)   (b)       4,677,307
                                                                                             2,057,374    (b)
Other assets..................................          469,373              35,951                                   505,324
                                                  -------------         -----------       ------------          -------------
                                                  $  28,042,588         $12,680,651       $ (2,645,226)         $  38,078,013
                                                  =============         ===========       ============          =============

Liabilities
Current portion of long-term debt.............    $   1,209,912         $ 3,200,000       $ (3,200,000)   (a)   $   1,209,912
Note payable to Virbac S.A....................                            2,000,000         (2,000,000)   (a)
Accounts payable..............................        1,562,652             766,211          1,000,000    (d)       3,122,863
                                                                                              (206,000)   (a)
Accrued expenses..............................        1,270,985             823,740                                 2,094,725
                                                  -------------         -----------       ------------          -------------
                                                      4,043,549           6,789,951         (4,406,000)             6,427,500

Long-term debt and notes payable..............        9,114,226           4,000,000         (3,700,000)   (a)       5,414,226
                                                                                            (4,000,000)   (a)
Stockholders' equity
Common stock..................................           93,873           8,399,810         (8,399,810)   (c)         219,682
                                                                                               127,109    (d)
                                                                                                (1,300)   (f)
Additional paid-in capital....................       16,025,620              10,452         15,693,622    (a)      35,536,167
                                                                                           (16,025,620)   (b)
                                                                                            11,606,990    (d)
                                                                                             8,399,810    (c)
                                                                                              (174,707)   (f)
Accumulated earnings (deficit)................       (1,058,673)         (6,519,562)         1,058,673    (b)      (6,519,562)

Cost of common stock in treasury..............         (176,007)                 --         (3,000,000)   (e)      (3,000,000)
                                                                                               176,007    (f)
                                                  -------------         -----------       ------------          -------------
                                                  $  28,042,588         $12,680,651       $ (2,645,226)         $  38,078,013
                                                  =============         ===========       ============          =============

(a) Adjustments to reflect the Cash Infusion and the application thereof. On a pro forma basis, the Cash Infusion at December 31, 1998 would have totaled $15,693,622. Of this amount, $3,000,000 would have been used to fund the Offer (see Note (e) below), $206,400 would have been used to pay a portion of Virbac's transaction expenses, and the remainder of $12,487,622, along with Virbac's cash on hand of $412,378, would have been used to repay Virbac's debt plus accrued interest. Accordingly, the debt to be repaid for pro forma balance sheet purposes totals $12,900,000. Debt instruments to be repaid include the following:

      Virbac:
      Note payable/Revolving credit with financial institution.................   $   7,200,000
      Notes payable to Virbac S.A.............................................        2,000,000

      AGNU:
      Revolving credit facility  ...........................................          3,700,000
                                                                                  -------------
                                                                                  $  12,900,000

(b) Adjustments to eliminate AGNU's stockholders' equity, eliminate historical pre-merger AGNU goodwill and reflect the estimated fair value of AGNU's assets and liabilities. AGNU's property, plant and equipment is expected to be adjusted to fair value, which exceeds book value by $4,300,000. The write-up is attributable solely to land and buildings. The fair value of land and buildings was determined on the basis of recent appraisals. Management believes that the fair value of AGNU's machinery and equipment approximates pre-Merger historical net book value. Accordingly, the pre-Merger historical net book value of machinery and equipment has not been adjusted in the unaudited pro forma financial information. Management is evaluating whether to obtain appraisals to determine the fair value of AGNU's machinery and equipment as of the effective time of the Merger and any write-up or write-down will be included in purchase accounting (i.e. an adjustment of goodwill). Estimated useful lives are 30 years for buildings and 8-12 years for machinery and equipment. Estimated goodwill of $2,057,374 from the Merger will be amortized over its expected useful life of 20 years. Historical, pre-Merger deferred tax assets of AGNU of $659,517 have also been eliminated (See Note (d) to the Unaudited Pro Forma Combined Statement of Operations--1998). The allocation of fair value is preliminary and may change upon the completion of the final valuation of the net assets acquired.

(c) Pursuant to the Merger Agreement, AGNU issued 12,580,919 shares of Common Stock to Interlab and canceled its existing treasury stock. At October 31, 1998 there were 9,387,279 shares of Common Stock outstanding, of which 129,961 were held in treasury. Therefore, for purposes of the unaudited pro forma combined balance sheet, 21,968,198 shares of AGNU will be outstanding. Since the par value of the shares is one cent per share, the pro forma Common Stock par value is $219,682. The $8,399,810 of historical par value of Virbac stock is reclassified as additional paid-in capital.

(d) Because the Merger will be accounted for as a reverse acquisition and the stockholder of Virbac, which is treated as the acquiror for accounting purposes, is receiving the VBSA Shares, the fair market value of AGNU's Common Stock outstanding for a reasonable period of time before and after the announcement of the Merger determines the purchase price for accounting purposes. For purposes of the pro forma financial statements, the purchase price for AGNU consists of the following:

     Fair market value of AGNU Common Stock (9,387,279 shares
        at $1.25 per share).........................................$ 11,734,099
     Direct costs of the acquisition................................  1,000,000
                                                                    ------------
     Total purchase price...........................................$ 12,734,099
                                                                    ============

         The estimated fair market value of AGNU Common Stock of $1.25 per share was estimated based on the trading range of AGNU's Common Stock. The number of shares of AGNU Common Stock outstanding to which the price per share is applied is based on AGNU Common Stock outstanding prior to the issuance of Shares to Virbac under the Merger Agreement as described in Note (c) above.

(e)  Adjustments to reflect the Offer for Shares at $3.00 per share.

(f) Adjustments to reflect the cancellation of stock held in treasury by AGNU pursuant to the Merger.

           Unaudited Pro Forma Combined Statement of Operations - 1998

                                               AGNU             Virbac
                                             For the           For the
                                           year ended        year ended
                                           October 31,      December 31,        Pro forma        Pro forma
                                              1998              1998           Adjustments        Combined
                                           -----------       ------------    -----------------   ------------
Net sales................................. $32,944,020       $ 15,051,090    $      --           $ 47,995,110

Cost of sales.............................  24,008,395          5,564,757           --             29,573,152
                                           -----------       ------------    -----------------   ------------

Gross profit..............................   8,935,625          9,486,333           --             18,421,958
                                                                                (171,122)  (b)
Operating expenses........................   8,978,519         10,724,856         87,000   (a)     19,619,253
                                           -----------       ------------    -----------------   ------------

Operating income (loss)...................     (42,894)        (1,238,523)        84,122           (1,197,295)

Interest expense..........................     787,727            582,611       (897,111)  (c)        473,227

Other income (expenses)...................    (247,154)              (252)       230,000   (e)        (17,406)
                                           -----------       ------------    -----------------   ------------

Income (loss) before taxes................  (1,077,775)        (1,821,386)     1,211,233           (1,687,928)

Income tax expense (benefit)..............    (414,943)             --           414,943   (d)            --
                                           -----------       ------------    -----------------   ------------

Income (loss) from continuing
   operations............................. $  (662,832)      $ (1,821,386)    $  796,290         $ (1,687,928)
                                           ===========       ============    =================   ============

Loss from continuing
   operations per share
   - Basic                                 $      (.07)              (.22)                       $       (.08)
   - Diluted                                      (.07)              (.22)                               (.08)

Basic shares outstanding..................   9,309,184          8,399,810                          20,890,103(f)
Diluted shares outstanding................   9,309,184          8,399,810                          20,890,103(f)

(a) Operating expense has been adjusted to reflect the increase in depreciation related to the write-up of property, plant and equipment. The write-up is primarily attributable to land (write-up of $1,700,000) and buildings (write-up of $2,600,000). Land is not depreciated while buildings are depreciated over a 30-year life.

(b) The decrease in the amortization of goodwill is attributable to the reduction in goodwill as a result of the Merger. Goodwill is being amortized over 20 years, or $102,869 of amortization expense per year for goodwill resulting from the Merger. Amortization expense reflected in AGNU's pre-Merger fiscal 1998 operations was $273,991; as a result, the pro forma adjustment is a $171,122 reduction in goodwill amortization.

(c) Reductions in interest expense reflect the application of net proceeds of the Cash Infusion to repay outstanding debt. The Cash Infusion would have been $14,871,953 had the Merger occurred on January 1, 1998. Of this amount, $3,000,000 would have been used to fund the Offer, $206,400 would have been used to pay a portion of Virbac's transaction expenses, and the remainder of $11,665,953, along with Virbac's cash on hand of $84,047, would have been used to repay Virbac's debt. Accordingly, the debt to be repaid for purposes of the pro forma statement of operations totaled $11,750,000. Debt instruments to be repaid with the proceeds of the Cash Infusion include the following:

                                                               Interest Expense
                                                                  Reduction
                                                                 Year Ended
                                         Debt to be Repaid     December 31, 1998
                                         -----------------     -----------------
Virbac:
  Eliminate interest expense
     recorded by Virbac.............       $   8,050,000           $ 582,611

AGNU:
  Revolving credit facility
     (8.5% interest rate............           3,700,000             314,500
                                           -------------           ---------
                                           $  11,750,000           $ 897,111
                                           =============           =========


(d) Income tax expense (benefit) recorded by AGNU has been eliminated as on a pro forma basis surviving corporation would have recorded a net loss in both periods presented. For purposes of the unaudited pro forma combined statement of operations presented, a full valuation allowance is recorded relative to the pro forma combined deferred income tax benefits, given the companies' historical results of operations.

(e) Expenses of approximately $230,000 relative to the Merger and charged to AGNU's fiscal 1998 results of operations have been eliminated as a pro forma adjustment to loss from continuing operations.

(f) Common shares outstanding on a pro forma basis represent AGNU's weighted average shares outstanding for 1998 plus the 12,580,919 shares issued to Virbac minus the 1,000,000 shares repurchased in the Offer. As required by Statement of Financial Accounting Standards No. 128, the impact of outstanding stock options and the additional shares to be issued to Virbac in the event these options are exercised has not been included in the determination of per share amounts as such an impact would be anti-dilutive and reduce the net loss per share.

         Additional Available Information. The Company is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, the Company files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of those persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, or through the Commission's Website (http://www.sec.gov).

         Stockholders who desire to receive additional copies of the Proxy Statement may call Leslie Sisk, Administrative Assistant to the President of the Company, at (800) 338-3659 or write or call the Information Agent at their address and telephone number set forth on the back cover of this Offer to Purchase.

10.               Source and Amount of Funds

         The aggregate amount of funds required by the Company to pay the aggregate purchase price to be paid pursuant to the Offer is $3,000,000. These funds were provided to the Company as part of the Cash Infusion made by Interlab to Virbac prior to the Merger.

11. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares

         On February 8, 1999, in conjunction with the Merger Agreement, VBSA and persons then holding approximately 32% of AGNU's outstanding Common Stock (the "Principal Stockholders") entered into a stockholders' agreement (the "Stockholders' Agreement"), pursuant to which, among other things, the Principal Stockholders agreed, subject to certain limitations, (i) to vote all the shares of Common Stock held by them for approval of the Merger and (ii) if fewer than 1,000,000 Shares are tendered by Stockholders in the Offer, to tender Shares equal to the difference between 1,000,000 Shares and the amount actually tendered.

     The Principal Stockholders include W.M. Jones, Jr., Robert W. Schlutz and Robert E. Horman, former directors of AGNU; Durvet/PMR, L.P.; Bruce G. Baker, a Vice President and director of the Company; Robert J. Elfanbaum, Vice President and Chief Financial Officer of the Company; and Alec L. Poitevint, II, a director of the Company.

     Based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor, to the best of the Company's knowledge, any associates or subsidiaries or persons controlling the Company, any directors or executive officers of the Company or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares (other than the Merger) during the 40 business days prior to the date hereof.

         Except for outstanding options to purchase Shares granted from time to time over recent years pursuant to the Option Plans or as otherwise set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any person controlling the Company or any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship (other than the Stockholders' Agreement) with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

12.               Extension of Tender Period; Termination; Amendments

         The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in
Section 4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 13 hereof, by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and
(ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

         If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives notice to Stockholders that it will increase or decrease the percentage of the common stock to be purchased pursuant to the Offer, the consideration paid for the purchased shares, or the amount of the Information Agent's soliciting fee.

13.               Certain Conditions of the Offer

         Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after March 18, 1999 and at or before acceptance for payment of any Shares any of the following shall have occurred:

                  (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

                  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, or (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares;

                  (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect the extension of credit by lending institutions in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or
         (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any of these conditions, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

         The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

14.               Certain Legal Matters

         The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 13.

15.               Fees and Expenses

         ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon") will act as the Information Agent and Depositary for the Company in connection with the Offer. ChaseMellon, as Information Agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Company has agreed to pay $7,500 for such services, plus $3.50 per incoming phone call. ChaseMellon will be reimbursed for certain out-of-pocket expenses and will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

         ChaseMellon will also act as Depositary in connection with the Offer. The Depositary will receive $7,500, plus reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The minimum aggregate payment due to the Depositary for performing these services is $15,000. The Company has agreed to indemnify the Depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

         The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Information Agent). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

16.               Miscellaneous

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) Stockholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, the Company may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Stockholders in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

         The Company has filed with the Commission a Schedule 13E-4 pursuant to Rule 13(e)(1) under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 9 above (except that they will not be available at the regional offices of the Commission).

         No person has been authorized to give any information or to make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, the information or representation must not be relied upon as having been authorized.


                                                     VIRBAC CORPORATION



March 18, 1999

         Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:


                The Depositary for the Offer is:

            ChaseMellon Shareholder Services, L.L.C.


     By Hand Delivery:           By Overnight Delivery:            By Mail:
120 Broadway, 13th Floor           85 Challenger Road            P.O. Box 3301
New York, New York 10271             Mail Drop-Reorg          South Hackensack,
Attn:  Reorganization Dept.   Ridgefield Park, New Jersey        New Jersey
                                        07660                       07606
                              Attn:  Reorganization Dept.   Attn: Reorganization
                                                                      Dept.

                           Facsimile Transmission:
                               (201) 296-4293

                        Confirm Receipt of Facsimile
                                by Telephone:
                               (201) 296-4860


         Questions and requests for assistance may be directed to the Information Agent at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Company's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                   ChaseMellon Shareholder Services, L.L.C.
                       450 West 33rd Street, 14th Floor
                           New York, New York  10001
                          Toll Free Telephone Number:
                                (877) 698-6865

                          Banks and Brokerage Firms,
                             Please Call Collect:
                                (212) 273-8083

                                                                  Exhibit (a)(2)


                                  LETTER OF TRANSMITTAL
                            To Tender Shares of Common Stock
                                           of
                                   Virbac Corporation
                         (Formerly Agri-Nutrition Group Limited)
                            Pursuant to the Offer to Purchase
                                  Dated March 18, 1999

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, APRIL 19, 1999, UNLESS THE OFFER IS EXTENDED

                           The Depositary for the Offer is:

                      ChaseMellon Shareholder Services, L.L.C.

        By Hand Delivery:                      By Overnight Delivery:                         By Mail:
      120 Broadway, 13th Floor                 85 Challenger Road                         P.O. Box 3301
      New York, New York 10271                   Mail Drop--Reorg                  South Hackensack, New Jersey 07606
      Attn: Reorganization Dept.          Ridgefield Park, New Jersey 07660       Attn: Reorganization Dept.
                                             Attn: Reorganization Dept.

                             Facsimile Transmission:
                                 (201) 296-4293

                   Confirm Receipt of Facsimile by Telephone:
                                 (201) 296-4860


                          DESCRIPTION OF SHARES TENDERED

              Name(s) and Address(es)
              of Registered Holder(s)
   (Please fill in, if blank, exactly as name(s) appear(s) on the Certificate(s))

                  Certificates Enclosed
      (Attach additional signed list, if necessary)

                                                             Total Number
                   Share                of Shares              Number of
                 Certificate           Represented by             Shares
                  Number(s)*           Certificate(s)           Tendered**



     Total:
Indicate in this box the order (by certificate number) in which Shares are to be purchased in event of proration.*** Attach additional signed list if necessary. See Instruction 8.
1st:_______      2nd:_______      3rd:_______      4th:_______      5th:_______

* DOES NOT need to be completed by Stockholders delivering Shares by book-entry transfer through the Depositary.
** Unless otherwise indicated, it will be assumed that all Shares represented by Certificates delivered to the Depositary are being tendered. See Instruction 4.
*** If you do not designate an order, in the event less than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE THEREFOR PROVIDED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

         This Letter of Transmittal is to be completed by holders of Shares (as defined below) of Virbac Corporation ("Stockholders") if certificates evidencing Shares ("Certificates") are to be forwarded with this Letter of Transmittal or, unless an Agent's Message (as defined in the Offer to Purchase) is utilized, if delivery of Shares is to be made by book-entry ("B/E") transfer to an account maintained by ChaseMellon Shareholder Services, L.L.C. at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 2 of the Offer to Purchase.

         Stockholders whose Certificates are not immediately available or who cannot deliver either their Certificates for, or a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) with respect to, their Shares and all other required documents to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) may tender their Shares according to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase. See Instruction 2 hereof. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY, AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER).

       Name of Tendering Institution:

       Account Number:

       Transaction Code Number:




|_| CHECK HERE IF SHARES ARE BEING TENDERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING. PLEASE ENCLOSE A PHOTOCOPY OF SUCH NOTICE OF GUARANTEED DELIVERY.

       Name(s) of Registered Stockholder(s):

       Window Ticket Number (if any):

       Date of Execution of Notice of Guaranteed Delivery:

       Name of Institution which Guaranteed Delivery:

       Account Number:

       Transaction Code Number:

                     NOTE: SIGNATURES MUST BE PROVIDED BELOW.
                PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

       The undersigned hereby tenders to Virbac Corporation, a Delaware corporation (formerly Agri-Nutrition Group Limited) (the "Company"), the above-described shares of the Company's Common Stock, par value $0.01 per share (the "Shares"), at a purchase price of $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 1999 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

       Subject to, and effective upon, acceptance for payment of the Shares tendered hereby in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all Shares tendered hereby and orders the registration of all such Shares if tendered by book-entry transfer and hereby irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to such (with full knowledge that the Depositary also acts as the agent of the Company) with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (a) deliver certificate(s) representing such Shares or transfer ownership of such Shares on the account books maintained by the Book-Entry Transfer Facility, together, in either such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares; (b) present certificates for such Shares for cancellation and transfer on the Company's books; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions of the Offer.

       The undersigned hereby covenants, represents and warrants to the Company that:

       (a) the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer of such Shares, and not subject to any adverse claims;

       (b) the undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 of the Offer to Purchase entitled "Procedure for Tendering Shares" and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended ("Rule 14e-4"), and (ii) such tender of Shares complies with Rule 14e-4;

       (c) the undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby; and

       (d) the undersigned has read, understands and agrees to all of the terms of the Offer.

       The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 of the Offer to Purchase entitled "Procedure for Tendering Shares" and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. The undersigned acknowledges that no interest will be paid on the Purchase Price for tendered Shares regardless of any extension of the Offer or any delay in making such payment.

       All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

       The name(s) and address(es) of the registered holder(s) should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates and the number of Shares that the undersigned wishes to tender, should be set forth in the appropriate boxes above.

       The undersigned understands that the Company will, upon the terms and subject to the conditions of the Offer, pay $3.00 per Share (the "Purchase Price") for Shares properly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer, taking into account the number of Shares so tendered. The undersigned understands that all Shares properly tendered prior to the Expiration Date and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares not purchased pursuant to the Offer, including Shares not purchased because of proration.

       The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may accept for payment fewer than all of the Shares tendered hereby. In any such event, the undersigned understands that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated under the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" below.

       The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

       The check for the aggregate net Purchase Price for such of the Shares tendered hereby as are purchased will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated under the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" below. The undersigned acknowledges that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of its registered holder(s) thereof, or to order the registration or transfer of any Shares tendered by book-entry transfer, if the Company does not purchase any of such Shares.

SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 5, 6 and 9)

To be completed ONLY if Certificates for Shares not tendered or not accepted for payment and/or the check for the payment and the check for the Purchase Price of shares accepted for payment are to be issued in the name of someone other than the undersigned, or if Shares delivered by book-entry transfer that are not accepted for payment are to be returned by credit to an account maintained at the Book-Entry Transfer Facility other than the account indicated above.

Issue check and certificate(s) to:

Name(s):

                  (Please type or Print)

Address:


                    (Include Zip Code)


(Tax Identification or Social Security No.)
(Also complete Substitute Form W-9 on the reverse side of this form.)



SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 5, 6 and 9)

To be completed ONLY if Certificates for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

Mail check and certificate(s) to:

Name:
               (Please type or Print)


Address:
                    (Include Zip Code)

                                             IMPORTANT:
                           STOCKHOLDER: SIGN HERE AND COMPLETE SUBSTITUTE
                              FORM W-9 ON THE REVERSE SIDE OF THIS FORM



                            Signature(s) of Stockholder(s)

Dated:                                                     , 1999

       (Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Certificate or on a security position listing or by person(s) authorized to become registered holder(s) by Certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers or corporations or others acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.)

Name:
                                                (Please type or Print)

Capacity (Full Title):

Address:


                                                  (Include Zip Code)

Area Code and Telephone No.:
                                                        (Home)


                                                      (Business)
Tax Identification or
Social Security No.
                                         (Complete Substitute Form W-9 below)

                                               GUARANTEE OF SIGNATURE(S)
                                              (See Instructions 1 and 5)

Authorized Signature(s):

Name:
                                                (Please Type or Print)

Title:

Name of Firm:

Address:


                                                  (Include Zip Code)
Area Code and Telephone No.:

Dated:                                                     , 1999

                              INSTRUCTIONS
           Forming Part of the Terms and Conditions of the Offer


1. Guarantee of Signatures. No signature guarantee is required if either:

         (a) this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes hereof, shall include any participant in any of the Book-Entry Transfer Facility systems whose name appears on a security position listing as the owner of such Shares) tendered hereby exactly as the name of such registered holder appears on the certificate(s) for such Shares tendered with this Letter of Transmittal and payment and delivery are to be made directly to such owner unless such owner has completed either the box entitled "Special Payment Instructions" or "Special Delivery Instructions" above; or

         (b) such Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an "Eligible Institution").

     In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 5.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be completed only if certificates for Shares are delivered with it to the Depositary (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary) or if a tender for Shares is being made concurrently pursuant to the procedure for tender by book-entry transfer set forth in Section 2 of the Offer to Purchase. Certificates for all physically tendered Shares or confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of Shares tendered electronically, together in each case with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be delivered to the Depositary on or before the Expiration Date. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         Stockholders whose certificates are not immediately available or who cannot deliver certificates for their Shares and all other required documents to the Depositary before the Expiration Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer, must, in any such case, tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile thereof) and by otherwise complying with the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure, certificates for all physically tendered Shares or book-entry confirmations, as the case may be, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile hereof) and all other documents required by this Letter of Transmittal, must be received by the Depositary within three (3) Nasdaq Stock Market, Inc. National Market trading days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 2 of the Offer to Purchase.

         The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth therein. For Shares to be tendered validly pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery on or before the Expiration Date.

         THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY

MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

         The Company will not accept any alternative, conditional or contingent tenders, nor will it purchase any fractional Shares, except as expressly provided in the Offer to Purchase. All tendering Stockholders, by execution of this Letter of Transmittal (or a facsimile hereof), waive any right to receive any notice of the acceptance of their tender.

3. Inadequate Space. If the space provided in the box entitled "Description of Shares Tendered" above is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Partial Tenders and Unpurchased Shares. (Not applicable to Stockholders who tender by book-entry transfer.) If fewer than all of the Shares evidenced by any certificate are to be tendered, fill in the number of Shares that are to be tendered in the column entitled "Number of Shares Tendered" in the box entitled "Description of Shares Tendered" above. In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares (including any Shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s) thereof, unless otherwise specified in either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal, as soon as practicable after the Expiration Date. Unless otherwise indicated, all Shares represented by the certificate(s) set forth above and delivered to the Depositary will be deemed to have been tendered.

5.      Signatures on Letter of Transmittal; Stock Powers and Endorsements.

         (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

         (b) If the Shares tendered hereby are registered in the names of two or more joint holders, each such holder must sign this Letter of Transmittal.

         (c) If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles hereof) as there are different registrations of certificates.

         (d) When this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsement(s) of certificate(s) representing such Shares or separate stock power(s) are required unless payment is to be made or the certificate(s) for Shares not tendered or not purchased are to be issued to a person other than the registered holder(s) thereof. SIGNATURE(S) ON SUCH CERTIFICATE(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, or if payment is to be made or certificate(s) for Shares not tendered or not purchased are to be issued to a person other than the registered holder(s) thereof, such certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s), and the signature(s) on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

         (e) If this Letter of Transmittal or any certificate(s) or stock power(s) are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, such person should so indicate when signing this Letter of Transmittal and must submit proper evidence satisfactory to the Company of his or her authority so to act.

6. Stock Transfer Taxes. Except as provided in this Instruction 6, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal. The Company will pay any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, either
(a) payment of the Purchase Price for Shares tendered hereby and accepted for purchase is to be made to any person other than the registered holder(s); or (b) Shares not tendered or not accepted for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or (c) certificate(s) representing tendered Shares are registered in the name(s) of any person(s) other than the person(s) signing this Letter of Transmittal, then the Depositary will deduct from such Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person(s) or otherwise) payable on account of the transfer to such person, unless satisfactory evidence of the payment of such taxes or any exemption therefrom is submitted.

7. Lost, Stolen, Destroyed or Mutilated Certificates. If any certificate(s) representing Shares has been lost, stolen, destroyed or mutilated, the Stockholder should promptly notify the Depositary by checking the box set forth above and indicating the number of Shares so lost, stolen, destroyed or mutilated. Such Stockholder will then be instructed by the Depositary as to the steps that must be taken in order to replace the certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, stolen, destroyed or mutilated certificates have been followed. Stockholders may contact the Depositary at (800) 777-3674 (toll free) to expedite such process.

8. Order of Purchase in Event of Proration. As described in Section 1 of the Offer to Purchase, Stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the federal income tax treatment of the Purchase Price for the Shares purchased. See Section 1 and Section 5 of the Offer to Purchase.

9. Special Payment and Delivery Instructions. If certificate(s) for Shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or checks are to be sent to someone other than the person signing this Letter of Transmittal or to the signer at a different address, the box entitled "Special Payment Instructions" and/or the box entitled "Special Delivery Instructions" on this Letter of Transmittal should be completed as applicable and signatures must be guaranteed as described in Instruction 1.

10. Irregularities. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular Stockholder, and the Company's interpretation of the terms of the Offer (including these Instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured by the tendering Stockholder or waived by the Company. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Information Agent (as defined in the Offer to Purchase) or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

11. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to, or additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase or from brokers, dealers, commercial banks or trust companies.

12. Tax Identification Number and Backup Withholding. Federal income tax law generally requires that a stockholder whose tendered Shares are accepted for purchase, or such stockholder's assignee (in either case, the "Payee"), provide the Depositary with such Payee's correct Taxpayer Identification Number ("TIN"), which, in the case of a Payee who is an individual, is such Payee's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such Payee may be subject to a $50 penalty imposed by the Internal Revenue Service and backup withholding in an amount equal to 31% of the gross proceeds received pursuant to the Offer. If withholding results in an overpayment of taxes, a refund may be obtained.

         To prevent backup withholding, each Payee must provide such Payee's correct TIN by completing the Substitute Form W-9 set forth herein, certifying that the TIN provided is correct (or that such Payee is awaiting a TIN) and that
(i) the Payee is exempt from backup withholding, (ii) the Payee has not been notified by the Internal Revenue Service that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends, or
(iii) the Internal Revenue Service has notified the Payee that such Payee is no longer subject to backup withholding.

         If the Payee does not have a TIN, such Payee should (i) consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for instructions on applying for a TIN, (ii) write "Applied For" in the space provided in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth herein. If the Payee does not provide such Payee's TIN to the Depositary within sixty (60) days, backup withholding will begin and continue until such Payee furnishes such Payee's TIN to the Depositary. Note that writing "Applied For" on the Substitute Form W-9 means that the Payee has already applied for a TIN or that such Payee intends to apply for one in the near future.

         If Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

         Exempt Payees (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt Payee should write "Exempt" in Part 2 of Substitute Form W-9. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions. In order for a nonresident alien or foreign entity to qualify as exempt, such person must submit a completed Form W-8 Certificate of Foreign Status, signed under penalty of perjury attesting to such exempt status. Such form may be obtained from the Depositary.

13. Withholding On Non-United States Holder. Even if a Non-United States Holder (as defined below) has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or such holder's agent unless the Depositary determines that a reduced rate of withholding is available (e.g., pursuant to a tax treaty) or that an exemption from withholding is applicable (e.g., because such gross proceeds are effectively connected with the conduct of a trade or business within the United States). For this purpose, a "Non-United States Holder" is any Stockholder that for United States federal income tax purposes is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. Notwithstanding the foregoing, to the extent provided in United States Treasury Regulations, certain trusts in existence on August 20,1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will not be Non-United States Holders. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a Stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-United States Holder meets those tests described in Section 5 of the Offer to Purchase that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

         NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE.

         THIS LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED (OR MANUALLY SIGNED FACSIMILE HEREOF), TOGETHER WITH CERTIFICATES REPRESENTING SHARES BEING TENDERED OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS, OR A NOTICE OF GUARANTEED DELIVERY, MUST BE RECEIVED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED SUBSTITUTE FORM W-9 WITH THIS LETTER OF TRANSMITTAL.

   SUBSTITUTE
    FORM W-9
 Department of
  the Treasury
Internal Revenue
    Service
               PAYER'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

Part I-Taxpayer Identification Number-For all accounts enter your taxpayer identification number in the appropriate box. For most individuals and sole proprietors, this is your Social Security Number. For other entities, it is your Employer Identification Number. If you do not have a number, see "How to Obtain a TIN"in the enclosed Guidelines.

Note: If the account is in more than one name, see the chart on page 1 of the enclosed Guidelines to determine what number to enter.

Part II-For Payees Exempt From Backup Withholding (see enclosed Guidelines and complete as instructed therein).


Social Security Number


OR

Employer Identification Number


If awaiting TIN write
    "Applied For".


Payer's Request
 for Taxpayer
 Identification
  Number


Part III Certification.-Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number, or I am waiting for a number to be issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number, 31% of all reportable payments made to me thereafter will be withheld until I provide a number;

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) Any other information provided on this form is true, correct and complete.

Certification Instructions-You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

               SIGNATURE                                  DATE


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR INSTRUCTIONS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE BOX IN PART I OF THE SUBSTITUTE FORM W-9.

           CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalty of perjury that a taxpayer identification number has not been issued to me, and either (1) 1 have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) 1 intend to mail orapplication deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all payments of the purchase price pursuant to the Offer made to me thereafter will be withheld until I provide a number.

                        SIGNATURE                DATE             , 1999

                        The Information Agent for the Offer is:

                       ChaseMellon Shareholder Services, L.L.C.
                           450 West 33rd Street, 14th Floor
                               New York, New York 10001
                                   Toll Free Number:
                                    (877) 698-6865


                              Banks and Brokerage Firms,
                                 Please Call Collect:
                                    (212) 273-8083

                                                                Exhibit (a)(3)



                                Virbac Corporation
                      (Formerly Agri-Nutrition Group Limited)

                           Notice of Guaranteed Delivery
                                        for
                         Tender of Shares of Common Stock

         This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the Offer (as defined below) if certificates evidencing shares of Common Stock, par value $0.01 per share (the "Shares"), of Virbac Corporation, a Delaware corporation (formerly Agri-Nutrition Group Limited) (the "Company"), are not immediately available, or if the procedure for book-entry transfer set forth in the Offer to Purchase dated March 18, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") cannot be completed on a timely basis or time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), to reach the Depositary prior to the Expiration Date (as defined in the Offer to Purchase).

         This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Depositary. See Section 2 of the Offer to Purchase.

                      The Depositary for the Offer is:

                 ChaseMellon Shareholder Services, L.L.C.

      By Hand Delivery:                      By Overnight Delivery:                       By Mail:
   120 Broadway, 13th Floor                 85 Challenger Road                          P.O. Box 3301
   New York, New York 10271                   Mail Drop--Reorg                  South Hackensack, New Jersey 07606
   Attn: Reorganization Dept.          Ridgefield Park, New Jersey 07660           Attn: Reorganization Dept.
                                             Attn: Reorganization Dept.

                               Facsimile Transmission:
                                   (201) 296-4293

                     Confirm Receipt of Facsimile by Telephone:
                                   (201) 296-4860

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.

        This Notice of Guaranteed Delivery form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

        The undersigned hereby tenders to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, receipt of which is hereby acknowledged, the number of Shares specified below pursuant to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase.




Signature(s):


Name(s) of
Record Holder(s):
                               Please Type or Print




Certificate Nos.
(if available):



Address:


                                             Zip Code
Area Code and
Telephone No.:




If Shares will be delivered by book-entry transfer, provide the following information:

Account Number:

Date:

                                GUARANTEE
                   (Not to be used for a signature guarantee.)

         The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an "Eligible Institution"), guarantees the delivery to the Depositary of the Shares tendered hereby, in proper form for transfer, or a confirmation that the Shares tendered hereby have been delivered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase into the Depositary's account at the Book-Entry Transfer Facility, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents, all within three (3) Nasdaq Stock Market, Inc. National Market trading days of the date hereof.

         The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates representing Shares to the Depositary within the time period set forth herein. Failure to do so could result in a financial loss to such Eligible Institution.



Name of Firm:

Address:


                                             Zip Code

Area Code and
Telephone No.:





                Authorized Signature

Name:
                    Please Print

Title:

Date:

NOTE: DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. CERTIFICATES FOR SHARES SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

                                                                  Exhibit (a)(4)

                           Offer to Purchase for Cash
                     Up to 1,000,000 Shares of Common Stock
                                       of
                               Virbac Corporation
                     (Formerly Agri-Nutrition Group Limited)
                                       at
                               $3.00 Net Per Share


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON MONDAY, APRIL 19, 1999, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,                            March 18, 1999
     Trust Companies and Other Nominees:

     We have been appointed by Virbac Corporation, a Delaware corporation (formerly Agri-Nutrition Group Limited) (the "Company"), to act as the Information Agent and Depositary in connection with its offer to purchase 1,000,000 shares of the Company's Common Stock, par value $0.01 per share (the "Shares"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated March 18, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

     Enclosed herewith for your information and for forwarding to your clients are copies of the following documents:

         1. Offer to Purchase, dated March 18, 1999.

         2. Letter of Transmittal to tender Shares for your use and for the information of your clients, together with Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding. Manually signed facsimile copies of the Letter of Transmittal may be used to tender Shares.

         3. Notice of Guaranteed Delivery for Shares to be used to accept the Offer if neither of the two procedures for tendering Shares set forth in the Offer to Purchase can be completed on a timely basis.

         4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

         5. Return envelope addressed to ChaseMellon Shareholder Services, L.L.C., the Depositary.

     Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer and withdrawal rights will expire at 5:00 P.M., New York time, on Monday, April 19, 1999, unless the Offer is extended.

     Please note the following:

         1. The tender price is $3.00 per Share, net to the seller in cash.

         2. The Offer is being made for 1,000,000 Shares.

         3. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Company pursuant to the Offer. However, federal income tax backup withholding at a rate of 31% may be required, unless an exemption is provided or unless the required tax identification information is provided. See Instruction 12 of the Letter of Transmittal.

         4. The Offer and withdrawal rights will expire at 5:00 P.M., New York time, on Monday, April 19, 1999, unless the Offer is extended.

         5. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for such Shares (the "Certificates") pursuant to the procedures set forth in Section 2 of the Offer to Purchase, or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees (or, in the case of book-entry transfers, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when Certificates are actually received by the Depositary.

     In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees (or, in the case of book-entry transfers, an Agent's Message), and any other required documents should be sent to the Depositary and (ii) either Certificates representing the tendered Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) should be delivered to the Depositary in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     If holders of Shares wish to tender their Shares, but it is impracticable for them to forward the Certificates for such Shares or other required documents or complete the procedures for book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in Section 2 of the Offer to Purchase.

     The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay or cause to be paid any stock transfer taxes payable on the transfer of the Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, ChaseMellon Shareholder Services, L.L.C., the Information Agent for the Offer, or the undersigned at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

ChaseMellon Shareholder Services, L.L.C.





     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                                  Exhibit (a)(5)



                     Offer to Purchase for Cash
               Up to 1,000,000 Shares of Common Stock
                                 of
                         Virbac Corporation
               (Formerly Agri-Nutrition Group Limited)
                                 at
                         $3.00 Net Per Share


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON MONDAY, APRIL 19, 1999, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase, dated March 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and other materials relating to the Offer to purchase shares of common stock, par value $0.01 per share (the "Shares"), of Virbac Corporation, a Delaware corporation (formerly Agri-Nutrition Group Limited) (the "Company"), at a purchase price of $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer. Holders of Shares whose certificates for such Shares (the "Certificates") are not immediately available or who cannot deliver their Certificates and all other required documents to the depositary for the Offer (the "Depositary") or complete the procedures for book-entry transfer on or prior to the Expiration Date (as defined in the Offer to Purchase) must tender their Shares according to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase.

     We are (or our nominee is) the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

     Accordingly, we request instructions as to whether you wish to have us tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

     Your attention is directed to the following:

         1. The tender price is $3.00 per Share, net to the seller in cash.

         2. The Offer is being made for 1,000,000 Shares.

         3. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Company pursuant to the Offer. However, federal income tax backup withholding at a rate of 31% may be required, unless an exemption is provided or unless the required taxpayer identification information is provided. See Instruction 12 of the Letter of Transmittal.

         4. The Offer and withdrawal rights will expire at 5:00 P.M., New York time, on Monday, April 19, 1999, unless the Offer is extended.

         5. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) Certificates pursuant to the procedures set forth in Section 2 of the Offer to Purchase, or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when Certificates are actually received by the Depositary.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by ChaseMellon Shareholder Services, L.L.C., the Information Agent of the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

     If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth below. Please forward your instructions to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

                       Instructions with Respect to the
                          Offer to Purchase for Cash
                              1,000,000 Shares of
                                 Common Stock
                                      of
                              Virbac Corporation
                    (Formerly Agri-Nutrition Group Limited)

     The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase, dated March 18, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer to purchase up to 1,000,000 of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Virbac Corporation, a Delaware corporation (formerly Agri-Nutrition Group Limited) (the "Company").

     This will instruct you to tender to the Company the number of Shares indicated below (or if no number is indicated below, all Shares) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.


Number of Shares to be Tendered:
Date:
                                                     SIGN HERE
Signature(s):
Print Name(s):
Print Address(es):
Area Code and Telephone Number(s):
Taxpayer Identification or Social Security Number(s):

THIS FORM MUST BE RETURNED TO THE BROKERAGE FIRM MAINTAINING YOUR ACCOUNT.

                                                                  Exhibit (a)(6)

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                           NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. Employer Identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.


                                                                                                     Give the
                                  Give the                                                           EMPLOYER
For this type of account:         SOCIAL SECURITY                                                    IDENTIFICATION
                                  number of --                      For this type of account:        number of --
--------------------------------- --------------------------------  -------------------------------- ----------------------------
1.    Individual                  The individual                     6.   Sole proprietorship        The owner(3)
2.    Two or more individuals     The actual owner of the account    7.   A valid trust, estate, or  The legal entity (Do not
      (joint account)             or, if combined funds, the first        pension trust              furnish the identifying number
                                  individual on the account(1)                                       of the personal representative
                                                                                                     or trustee unless the legal
                                                                                                     entity itself is not designated
                                                                                                     in the account title.)(4)
3.    Custodian account of a      The minor(2)                       8.   Corporate                  The corporation
      minor (Uniform Gift to
      Minors Act)
4.    a.  The usual revocable     The grantor-trustee(1)             9.   Association, club,         The organization
          savings trust (grantor                                          religious, charitable,
          is also trustee)                                                educational or other tax-
                                                                          exempt organization
      b.  So-called trust         The actual owner(1)               10.   Partnership                The partnership
          account that is not a
          legal or valid trust
          under state law
5.    Sole proprietorship         The owner(3)                      11.   A broker or registered     The broker or nominee
                                                                          nominee
                                                                    12.   Account with the           The public entity
                                                                          Department of Agriculture
                                                                          in the name of public
                                                                          entity (such as a state or
                                                                          local government, school
                                                                          district, or prison) that
                                                                          receives agriculture
                                                                          program payments


(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3)  Show the name of the owner.

(4) List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

           GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                    Page 2

Section references are to the Internal Revenue Code.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

Payees Exempt from Backup Withholding

The following is a list of payees generally exempt from backup withholding. For interest and dividends, all listed payees are exempt except the payee listed in item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees listed in items (1) through (7), except that a corporation that provides medical and health care services or bills and collect payments for such services is not exempt from backup withholding. Only payees described in items (2) through (6) are exempt from backup, withholding for barter exchange transactions, patronage dividends, and payments by certain fishing boat operators.

(1)  A corporation.

(2) an organization exempt from tax under section 501(a), an individual retirement plan ("IRA"), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(3)  The United States or any of its agencies or instrumentalities.

(4) A State, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(5) A foreign government or any of its political subdivisions, agencies or instrumentalities.

(6)  An international organization or any of its agencies or instrumentalities.

(7)  A foreign central bank of issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13) A financial institution.

(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

(15) A trust exempt from tax under section 664 or described in section 4947.

Payments Exempt from Backup Withholding

Payments of dividends and patronage dividends generally not subject to backup withholding also include the following:
o      Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
o      Payments of patronage dividends not paid in money.
o      Payments made by certain foreign organizations.
o      Section 404(k) payments made by an ESOP.

Payments of interest generally not subject to backup withholding include the following:

o       Payments of interest on obligations issued by individuals.
        Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt interest dividends under section 852).
o Payments described in section 6049(b)(5) to nonresident aliens.
o       Payments on tax-free covenant bonds under section 1451.
o       Payments made by certain foreign organizations.
o       Mortgage interest paid by you.

Payments that are not subject to information reporting are also not subject to backup withholding. For details see sections 6041, 6041, 6042, 6044, 6045, 6049, 6050A and 6050N, and the regulations under such sections.

Privacy Act Notice

Section 6109 requires you to give your correct taxpayer identification number to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. You must provide your taxpayer identification number whether or not you are qualified to file a tax return. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. If you make
a  false  statement  with  no  reasonable   basis  that  results  in  no  backup
withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

                      FOR ADDITIONAL INFORMATION CONTACT
                      YOUR TAX CONSULTANT OR THE INTERNAL
                                REVENUE SERVICE

                                                                     Exhibit (c)

                              STOCKHOLDERS' AGREEMENT

       This Stockholders' Agreement, dated as of February 8, 1999, among Virbac S.A., a French corporation ("VBSA"), and the stockholders of Agri-Nutrition Group Limited who have executed this agreement (the "AGNU Stockholders" with each being referred to herein as a "Stockholder").

       WHEREAS, Agri-Nutrition Group Limited ("AGNU") has entered into that Agreement and Plan of Merger with VBSA and Virbac, Inc., a Delaware corporation and subsidiary of VBSA ("Virbac"), dated as of October 16, 1998, as amended by the First Amendment to Agreement and Plan of Merger, dated as of November 20, 1998, among AGNU, VBSA and Virbac (the "Merger Agreement"), which Merger Agreement sets forth the terms and conditions of the merger of Virbac with and into AGNU (the "Merger");

       WHEREAS, each of the Stockholders beneficially owns the number of shares set forth opposite his or her name on Exhibit A to this Stockholders' Agreement. The shares of AGNU Common Stock described in the preceding sentence together with any other voting or equity securities of AGNU of which the Stockholders acquire beneficial ownership after the date of this Stockholders' Agreement but prior to the consummation of the Merger are referred to herein collectively as the "Shares." Each Stockholder is entitled to vote the Shares beneficially owned by the Stockholder, and no Stockholder has entered into any voting arrangement with respect to the Shares except as provided in this Stockholders' Agreement or granted any proxy with respect to any of the Shares;

       WHEREAS,   in  connection  with  the  Merger   Agreement,   each  of  the
Stockholders is willing to agree, to (i) vote the Shares owned by such Stockholder for the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement subject to the conditions set forth herein, and (ii) the other matters provided for in this Stockholders' Agreement, upon the terms and subject to the conditions set forth herein;

       WHEREAS, pursuant to Section 8.1 of the Merger Agreement, the surviving corporation in the Merger (the "Surviving Corporation") has agreed to make and complete a tender offer (the "Tender Offer") to repurchase 1,000,000 of the issued and outstanding shares of AGNU Common Stock, par value $.01 per share ("Common Stock"), at a price of $3.00 per share;

       WHEREAS, upon consummation of the Merger and the Tender Offer, VBSA will indirectly own 60% of the outstanding shares of AGNU Common Stock and VBSA desires assurance that at least 1,000,000 shares of AGNU Common Stock are tendered in the Tender Offer; and

       WHEREAS, the AGNU Stockholders are willing in the event that at least 1,000,000 shares of AGNU Common Stock are not tendered by the Stockholders of AGNU in the Tender Offer to provide sufficient shares to the Surviving Corporation so that the entire 1,000,000 shares will be tendered.

       NOW, THEREFORE, in consideration of the premises and agreements contained in this Stockholders' Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

       1. Defined Terms. Capitalized terms used in this Stockholders' Agreement will, unless otherwise defined in this Stockholders' Agreement, have the meanings assigned to them in the Merger Agreement.

       2.         Voting Agreement.

       (a) AGNU Stockholders Meeting. Subject to Section 2(c) hereof, at the AGNU Stockholders Meeting or any meeting of the stockholders of AGNU, however called, and in any action by consent of the stockholders of AGNU, each of the Stockholders will vote all of the Shares beneficially owned by such Stockholder and entitled to vote (i) for approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) for approval of the amendment to the AGNU Restated Certificate of Incorporation (the "Certificate Amendment") to increase the number of authorized shares of AGNU Common Stock from 20,000,000 shares to 38,000,000 shares, (iii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of AGNU under the Merger Agreement or may result in any of the conditions to AGNU's obligations under the Merger Agreement not being fulfilled and (iv) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of AGNU.

       (b) Other Actions. Subject to Section 2(c) hereof, the Stockholders will not solicit, encourage or recommend to other holders of AGNU Common Stock that those holders (i) vote their shares of AGNU Common Stock or any other securities of AGNU in any manner that would, directly or indirectly, impede or adversely effect stockholder approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement or the Certificate Amendment, (ii) at the AGNU Stockholders Meeting, abstain from voting, or otherwise fail to vote, their shares of AGNU Common Stock, (iii) sell, transfer, tender or otherwise dispose of their shares of AGNU Common Stock or (iv) exercise any dissenters' appraisal or other similar rights, if any.

       (c) Limitation on Obligations. The obligations under Sections 2(a) and 2(b) of each Stockholder who is a director or officer of AGNU are subject to his obligation to faithfully discharge his duties as a director or an officer of AGNU; provided, however, if AGNU has not terminated the Merger Agreement pursuant to Section 10.1(g) of the Merger Agreement or if Virbac has not terminated the Merger Agreement pursuant to Section 10.1(f) of the Merger
Agreement, each such Stockholder will vote his Shares in accordance with Sections 2(a) and 2(b).

       3. Agreement to Tender Common Stock. In the event that fewer than 1,000,000 shares of Common Stock are tendered by the stockholders of AGNU in the Tender Offer, the AGNU Stockholders hereby agree that they will tender shares of Common Stock equaling the difference between 1,000,000 shares and the amount actually tendered.

       4. Amount of Common Stock to be Tendered. In the event that five business days prior to the expiration date of the Tender Offer the AGNU Stockholders have not reached an agreement as to the number of shares that each Stockholder will tender to the Surviving Corporation, then each Stockholder will tender his/its shares on a pro rata basis in proportion to the amount of shares held by each Stockholder on the expiration date of the Tender Offer, excluding any shares accepted for tender in the Tender Offer.

       5. Share Ownership. Each Stockholder represents and warrants to VBSA that, as of the date of this Stockholders' Agreement, the Shares set forth opposite such stockholder's name on Exhibit A to this Stockholders' Agreement constitute all of the shares of AGNU Common Stock beneficially owned by such stockholder and such Shares are owned free and clear of any Liens.

       6. No Other Obligations or Liabilities. The execution of this Stockholders' Agreement by the AGNU Stockholders will not have the effect of creating any obligations or liabilities other than those expressly set forth herein.

       7.         Miscellaneous.

       (a) Counterparts. This Stockholders' Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together constitute one and the same agreement.

       (b) Governing Law. This Stockholders' Agreement is governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to applicable principles of conflicts of law.

       (c) Entire Agreement. This Stockholders' Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

         IN WITNESS WHEREOF, the parties have duly executed this Stockholders' Agreement as of the date first above written.

                                      VIRBAC, S.A.

                                      By:  /s/          Pascal Boissy
                                      Name:             Pascal Boissy
                                      Title:            President


                                      AGNU STOCKHOLDERS:

                                      Durvet/PMR, L.P.

                                      By:  Durvet, Inc. its general partner

                                      By:    /s/        Robert E. Hormann
                                      Name:             Robert E. Hormann
                                      Title:            President


                                      /s/      W.M. Jones, Jr.
                                      W.M. Jones, Jr.


                                      /s/      Bruce G. Baker
                                      Bruce G. Baker


                                      /s/      Robert W. Schlutz
                                      Robert W. Schlutz


                                      /s/      Alec L. Poitevint, II
                                      Alec. L. Poitevint, II


                                      /s/      Robert E. Hormann
                                      Robert E. Hormann


                                      /s/      Robert J. Elfanbaum
                                      Robert J. Elfanbaum

                                       EXHIBIT A

                                    SHARE OWNERSHIP


Stockholder                                  Number of Shares Beneficially Owned
Durvet/PMR, L.P.                                          1,240,000
W.M. Jones, Jr.                                             667,107
Bruce G. Baker                                              618,291
Robert W. Schlutz                                           485,280
Alec. L. Poitevint, II                                      408,844
Robert E. Hormann                                           228,427
Robert J. Elfanbaum                                         102,375